UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 26, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk stops the ocedurenone CLARION-CKD trial and recognises impairment loss

Bagsværd, Denmark, 26 June 2024 – Novo Nordisk today announced that the CLARION-CKD phase 3 trial failed to meet its primary endpoint and that it will recognise an impairment loss of around DKK 5.7 billion related to the intangible asset ocedurenone in the second quarter of 2024.

Novo Nordisk acquired ocedurenone from KBP Biosciences PTE., Ltd. in 2023. The phase 3 lead indication trial CLARION-CKD, which investigated ocedurenone in patients with uncontrolled hypertension and advanced chronic kidney disease, was conducted by KBP Biosciences.

The trial design included a prespecified interim analysis after all trial participants had completed 12 weeks of treatment. Based on the interim analysis, an independent data monitoring committee concluded that the trial met the prespecified futility criteria - meaning that the trial did not meet its primary endpoint of change in systolic blood pressure from baseline to week 12. As a result, Novo Nordisk has decided to stop the CLARION-CKD trial.

Consequently, Novo Nordisk will recognise an impairment loss of around DKK 5.7 billion. This corresponds to an estimated negative impact of around 6 percentage points on operating profit growth at CER in 2024 compared to the operating profit outlook communicated in the financial report for the period 1 January 2024 to 31 March 2024 (Company Announcement No 35/2024).

Novo Nordisk’s disclosure of the financial results for the first six months of 2024 and financial outlook for 2024 will be published on 7 August 2024.

Further development of ocedurenone in other indications is now being evaluated.

About ocedurenone

Ocedurenone is a third-generation, non-steroidal, mineralocorticoid receptor antagonist (MRA) with a unique pharmacokinetic (PK) profile characterised by a long half-life and high mineralocorticoid receptor (MR) affinity.

About CLARION-CKD

CLARION-CKD was a multicenter, double-blind, placebo-controlled, randomised phase 3 study of ocedurenone for uncontrolled hypertension in patients with advanced chronic kidney disease (CKD). CLARION-CKD follows the same inclusion criteria as the phase 2b BLOCK-CKD study, which achieved its primary endpoint with clinical and statistical significance. For the CLARION- CKD trial, more than 600 patients were randomised at more than 150 sites.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Ida Melvold Gjøsund +45 3077 5649 idmg@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 49 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 26, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer